 Exhibit 99.1

Boqii to Reschedule Fiscal 2022 Second Quarter Results

SHANGHAI, China, November 19, 2021 (PRNewswire) -- Boqii Holding Limited ("Boqii" or the "Company") (NYSE: BQ), a leading pet-focused platform in China, today announced that it would reschedule its earnings announcement for the quarter ended September 30, 2021, which had been previously scheduled for Tuesday, November 23, 2021. The Company will now report fiscal 2022 second quarter results before the U.S. market opens on Tuesday, November 30, 2021.

Boqii’s management will hold an earnings conference call to discuss the financial results at 8:00 AM on Tuesday, November 30, 2021, U.S. Eastern Time (9:00 PM on Tuesday, November 30, 2021, Beijing/Hong Kong Time). Interested parties are invited to participate on the call using numbers below.

Phone Number
International	1-412-317-6061
United States	1-888-317-6003
Hong Kong	852 800-963976
Mainland China	86 4001-206115
Passcode	6835046

A replay of the conference call may be accessed by phone at the following numbers until December 7, 2021.

Phone Number
International	1-412-317-0088
United States	1-877-344-7529
Replay Access Code	10161957

A live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.boqii.com/.

About Boqii Holding Limited

Boqii Holding Limited (NYSE: BQ) is a leading pet-focused platform in China. We are the leading online destination for pet products and supplies in China with our broad selection of high-quality products including global leading brands, local emerging brands, and our own private label, Yoken and Mocare, offered at competitive prices. Our online sales platforms, including Boqii Mall and our flagship stores on third-party e-commerce platforms, provide customers with convenient access to a wide selection of high-quality pet products and an engaging and personalized shopping experience. Our Boqii Community provides an informative and interactive content platform for users to share their knowledge and love for pets.

For investor and media inquiries, please contact:

In China:

Boqii Holding Limited
Investor Relations
Tel: +86-21-6882-6051
Email: ir@boqii.com

The Blueshirt Group

Ms. Susie Wang

Email: susie@blueshirtgroup.com

In the United States:

The Blueshirt Group

Ms. Julia Qian

Email: julia@blueshirtgroup.com